FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            REPORT OF FOREIGN ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934

                           For the month of May, 2006

                          HEALTHCARE TECHNOLOGIES LTD.
--------------------------------------------------------------------------------
                 (Translation of Registrant's name into English)

   BEIT AMARGAD, 32 SHAHAM STREET, KIRYAT MATALON, PETACH TIKVA, ISRAEL, 49170
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                         Form 20-F [X]     Form 40-F [_]


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                                Table of Contents

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Healthcare Technologies Ltd. press release, dated  May 28, 2006             4


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                            [Form 6-K Signature Page]

     Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                    HEALTHCARE TECHNOLOGIES LTD.
                                                    (Registrant)


                                                    By: /s/ Eran Rotem
                                                    ----------------------------
                                                    Eran Rotem
                                                    Chief Financial Officer


Dated: May 31, 2006



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FOR: HEALTHCARE TECHNOLOGIES, LTD.
CONTACT: ERAN ROTEM, CFO
+972-3-9277232/3

PRNEWSWIRE      MRS. RAKEFET SUDRI PR NEWSWIRE ISRAEL
CONTACT:        info@prnewswire.co.il
                TEL: + 972 3 5742238
                FAX: + 972 3 5742239
                CELLULAR + 972 64 308081

              HEALTHCARE TECHNOLOGIES REPORTS A NET INCOME OF $352
                    THOUSANDS FOR THE FIRST QUARTER OF 2006.

Petach_Tikva, ISRAEL, May 28, 2006 --- Healthcare Technologies, Ltd. (NASDAQ:
HCTL), today announced unaudited results for the first quarter ended March 31, 2006.

Revenues for the first quarter ended March 31, 2006 were $3.6 million, as compared to $3.1 million for the corresponding quarter last year, an increase of 16%. The first quarter gross profit was $1.4 million, as compared to $1.1 million in the first quarter of 2005. The net profit for the quarter was $352 thousand compared with a net profit of $163 thousand, for the first quarter of last year. The increase in sales and profits is due to new business transactions in the Genetic and Chemistry segments and some recovery in the Biotech research industry.

Shareholders' equity on March 31, 2006 was $7.0 million, compared to US$ 6.7 million on December 31, 2005. Cash and cash equivalents were $0.5 million. Current assets net of current liabilities as of March 31, 2006 were $2.7 million compared to $2.3 million on December 31, 2005.

                         ABOUT HEALTHCARE TECHNOLOGIES

Healthcare Technologies Ltd. through it subsidiaries and affiliate Gamidor Diagnostics (1984) Ltd. ,Danyel Biotech Ltd. and Savyon Diagnostics Ltd., specializes in development, manufacturing and marketing of clinical diagnostic test kits and provides services and tools to diagnostic and biotech research professionals in laboratory and point of care sites worldwide.



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                          HEALTHCARE TECHNOLOGIES, LTD.
                 CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
            (U.S. DOLLARS IN THOUSANDS, EXCEPT PER SHARE INFORMATION)

                                                               Three Months Ended        Year Ended
                                                              ---------------------       --------
                                                              31/3/06       31/3/05       31/12/05
                                                              -------       -------       --------
SALES                                                         $ 3,591       $ 3,102       $12,053
GROSS PROFIT                                                  $ 1,384       $ 1,114       $ 4,369
NET PROFIT                                                    $   352       $   163       $   276
PROFIT PER SHARE                                              $  0.05       $  0.02       $  0.04
WEIGHTED AVERAGE NUMBER OF SHARES AND SHARE EQUIVALENTS
OUTSTANDING (IN THOUSANDS)                                      7,703         7,703         7,703


                           CONSOLIDATED BALANCE SHEET
                              (U.S $ IN THOUSANDS)

                             Three Months Ended    Year Ended
                               --------------    ----------------
                               MARCH 31, 2006    DECEMBER 31,2005
                               --------------    ----------------

CASH AND CASH EQUIVALENTS          $  509           $  699
TOTAL CURRENT ASSETS               $6,957           $6,848
TOTAL CURRENT LIABILITIES          $4,285           $4,500
SHAREHOLDER'S EQUITY               $7,089           $6,816


SAFE HARBOR: THIS PRESS RELEASE CONTAINS CERTAIN FORWARD LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933 AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934. WITH THE EXCEPTION OF HISTORICAL INFORMATION CONTAINED HEREIN, THE MATTERS DISCUSSED IN THIS PRESS RELEASE INVOLVE RISK AND UNCERTAINTIES. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE EXPRESSED IN ANY FORWARD LOOKING STATEMENT MADE BY OR ON BEHALF OF HEALTHCARE TECHNOLOGIES LTD. READERS ARE REFERRED TO THE DOCUMENTS FILED BY THE COMPANY WITH THE SECURITIES EXCHANGE COMMISSION, SPECIFICALLY THE MOST RECENT REPORT ON FORM 20F THAT IDENTIFIES IMPORTANT RISKS WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER FROM THOSE CONTAINED IN THE FORWARD LOOKING STATEMENTS.


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